Exhibit 99.1

For Immediate Release

NORSAT ANNOUNCES RECEIPT OF UNSOLICITED, NON-BINDING PROPOSAL
FROM PRIVET FUND MANAGEMENT LLC

Vancouver, British Columbia – April 17, 2017 – Norsat International Inc. (“Norsat” or the “Company”) (TSX: NII and NYSE MKT: NSAT), a provider of unique and customized communication solutions for remote and challenging applications, today announced that further to its news releases of September 19, 2016, March 17, 2017 and March 27, 2017, it has recently received an unsolicited, conditional, non-binding proposal from Privet Fund Management LLC (“Privet”) to acquire the Company for cash consideration of US$11.00 per share. The non-binding proposal is subject to conditions including due diligence and financing. Consistent with its fiduciary responsibilities, Norsat’s Board of Directors has constituted a special committee of the Board to, in consultation with its legal and financial advisors, review and consider this proposal. Norsat has provided notice to Hytera Communications Co. Ltd. (“Hytera”) of the receipt of the unsolicited proposal from Privet.

On March 24, 2017, Norsat entered an Arrangement Agreement with Hytera and its wholly-owned subsidiary, Hytera Project Corp., under which Hytera is proposing to acquire all outstanding shares of Norsat. At this time the Board has not changed its recommendation regarding the pending transaction with Hytera.

If, after reviewing the proposal from Privet, the Board determines that the offer by Privet is a “Superior Proposal”, as defined in the Arrangement Agreement, it will notify Hytera of that determination. Hytera will then have a period of five business days to offer to amend the terms of the Arrangement Agreement. Hytera is under no obligation to make such an offer, but if they offer to amend the Arrangement Agreement and the Board determines that the proposal of Privet ceases to be a Superior Proposal, Norsat will enter into an amendment of the Arrangement Agreement and implement the amended offer. If, after the Board determines the Privet offer is a Superior Proposal, Hytera does not offer to amend the Arrangement Agreement, or offers to amend but the Privet proposal remains a Superior Proposal, Norsat intends to accept the Privet proposal, terminate the Arrangement Agreement and pay Hytera the termination fee of US$2.0 million, all in accordance with the terms of the Arrangement Agreement.

There can be no assurance that the Privet proposal will lead to the termination of the Arrangement Agreement and the execution of a definitive agreement with Privet, or that the transaction contemplated by the Privet proposal will be approved by the shareholders of Norsat or consummated.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a provider of unique and customized communication solutions for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking Statements

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may”, “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about the proposal made by Privet, the proposed acquisition by Hytera, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

###

For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com

Shareholder contact:

Evolution Proxy, Inc.
1-844-226-3222 (North American Toll Free Number)
1-416-855-0238 (Outside North America)
info@evolutionproxy.com